Filed pursuant to Rule 424(b)(3)
                                                              File No. 333-41096


                        [GLOBAL TECHNOLOGIES, LTD. LOGO]


                     SECOND SUPPLEMENT DATED MAY 2, 2001 TO
                        PROSPECTUS DATED AUGUST 16, 2000

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PLEASE READ THIS SECOND SUPPLEMENT IN CONJUNCTION WITH THE PROSPECTUS DATED
AUGUST 16, 2000, WHICH WAS FILED AS PART OF OUR AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM S-3 (REGISTRATION NO. 333-41096) FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 15, 2000 AND DECLARED EFFECTIVE ON AUGUST 16, 2000 (THE "ORIGINAL PROSPECTUS") AND SUPPLEMENTED BY THE FIRST SUPPLEMENT TO THE ORIGINAL PROSPECTUS DATED SEPTEMBER 5, 2000 (THE "FIRST SUPPLEMENT").

A copy of the Original Prospectus and the First Supplement are attached to this Second Supplement.

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     This Second Supplement (the "Second Supplement") modifies, supplements and amends the Original Prospectus and the First Supplement with respect to the offer and sale of shares of our Class A Common Stock by the selling stockholders named in the Original Prospectus.

                           AN OVERVIEW OF OUR BUSINESS

     Global Technologies, Ltd. is a technology incubator that invests in, develops and manages emerging growth companies in the networking solutions, interactive information and entertainment systems, e-commerce, telecommunications and gaming industries.

     We currently hold common stock and convertible preferred stock representing approximately 70% of the outstanding common stock of The Network Connection, Inc. on a fully converted basis. On March 24, 2001, The Network Connection filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Code with the United States Bankruptcy Court for the Eastern District of Pennsylvania in Philadelphia. The Network Connection continues to maintain its assets, operate its business and manage its affairs as a debtor-in-possession pursuant to the provisions of the Bankruptcy Code. The Network Connection is publicly traded on the Nasdaq SmallCap Market under the ticker symbol "TNCX," though trading has been halted as a result of the filing of The Network Connection's bankruptcy petition. While trading is halted, the ticker symbol of The Network Connection has been changed to "TNCXQ." The Network Connection has
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developed broadband entertainment, information and e-commerce systems for the
"away-from-home" marketplace. The Network Connection recently reduced its operations to focus its efforts on the operations of TNCi UK Ltd., a company incorporated under the laws of England and Wales. TNCi UK's system (ProjecTRAINbow(TM)) provides passenger trains with an information and entertainment platform.

     To permit TNCi UK to fund ongoing operations and avoid insolvency and receivership, on March 9, 2001, we acquired 600 cumulative redeemable preferred shares of TNCi UK. We have committed to pay $600,000 for the TNCi UK preferred shares, $198,000 of which was paid to TNCi UK to date. The remainder of the purchase price is evidenced by a 9% note payable through August 6, 2001. Prior to this transaction, TNCi UK was a wholly owned subsidiary of the Network Connection. The 600 TNCi UK preferred shares acquired by us represent 60% of the outstanding voting equity of TNCi UK. The Network Connection holds the remaining 40% of the outstanding voting equity of TNCi UK through its ownership of ordinary shares.

     We also currently hold approximately 592,100 shares of common stock representing approximately 2.8% of the outstanding common stock of US Wireless Corporation based on the number of outstanding shares of US Wireless common stock on February 5, 2001. US Wireless is publicly traded on the Nasdaq National Market under the ticker symbol "USWC". US Wireless develops high-performance, network-based location systems (known as the RadioCamera system) designed to enable wireless carriers, the intelligent transportation systems and telematics industry and others to provide value-added, location-based services and applications, including: enhanced 911, live-navigation assistance, enhanced 411, traffic data and asset and vehicle tracking.

     We also own a lottery network, consisting of a central computer system and approximately 2,200 terminals that connect to the central system via wireless technology. We are currently evaluating alternative uses for the lottery network, including contributing network assets and management expertise into joint ventures established to provide lottery and related games in the United Kingdom or selling the equipment comprising the lottery network. There is no assurance that a transaction will be consummated or any lottery operations commenced or that we will be successful in selling the equipment.

     We also hold 1,499,900 shares of common stock of, representing an approximately 14% equity interest in, Shop4Cash.com, Inc., a privately held, cash-incentive, Internet shopping portal with a base of affiliated merchants. As of March 30, 2001, Shop4Cash had been unable to obtain additional financing to continue its operations. As a result, we wrote off our total investment of $174,990.

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                   BANKRUPTCY FILING BY THE NETWORK CONNECTION

     On March 24, 2001, The Network Connection filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Code (the Bankruptcy
Code) with the United States Bankruptcy Court for the Eastern District of Pennsylvania in Philadelphia. The Network Connection continues to maintain its assets, operate its business and manage its affairs as a debtor-in-possession pursuant to the provisions of the Bankruptcy Code.

     On March 7, 2001, The Network Connection, of which we own approximately 70%, announced that it had re-evaluated certain aspects of its business and would be focusing its efforts on the operations of TNCi UK which seeks to provide information and entertainment platforms to long-haul passenger rail operators and discontinuing its cruise ship and education and corporate training operations and suspending its hotel operations. This decision was based on management's determination that the passenger rail market is the business opportunity with the greatest upside potential and on The Network Connection's limited financial resources. Specifically, in connection with these actions, The Network Connection:

     * Wrote off all of the intangible assets on its balance sheet, which consisted of goodwill and certain intellectual property, for a total write off of approximately $5.8 million.

     * Wrote down the value of certain of its fixed assets, consisting primarily of installed interactive entertainment systems at hotel properties, for a total write down of approximately $3.3 million.

     * Wrote down the value of its investment in TNCi UK by approximately $900,000 to reflect its 40% net equity interest therein, as described below.

     In response to (a) TNCi UK's English directors' letter of March 2, 2001 explaining their obligation to put TNCi UK into voluntary receivership by March 9, 2001 in the absence of a commitment for funding by that date and (b) our and The Network Connection's inability to raise money for TNCi UK from outside sources, we purchased 600 cumulative redeemable preferred shares of TNCi UK for a commitment to fund $600,000 by August 6, 2001 ($198,000 of this commitment had been funded to date). The preferred shares issued to us represent 60% of the outstanding voting equity securities of TNCi UK. The Network Connection holds the remaining 40% of the outstanding voting equity securities of TNCi UK.

     We have determined that our investment in The Network Connection has no value and we will be writing off our investment in The Network Connection, which is carried on our books at approximately $10 million. This write off will result in our no longer having to record approximately $2 million in net liabilities (total assets minus total liabilities) attributable to The Network Connection on our books. The bankruptcy filing will jeopardize our ability to recover any of the $3.8 million we have outstanding to The Network Connection pursuant to our revolving credit facility, $200,000 in inter-company advances to The Network Connection, and $400,000 and $200,000 of interest and dividends receivable, respectively, from The Network Connection. The write off described above and our

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inability to collect the sums owing to us from The Network Connection will likely have a material adverse effect on our financial condition.

     The Network Connection common stock was listed for trading on the Nasdaq SmallCap Market under the symbol "TNCX", although trading is currently halted and its ticker symbol is currently "TNCXQ". The Network Connection does not currently satisfy certain continued listing standards of the Nasdaq SmallCap Market. A listed company may be delisted if it fails to maintain minimum levels of stockholders' equity, shares publicly held, bid price, number of stockholders or aggregate market value, or if it violates other aspects of its listing agreement. The current state of the company makes it extremely difficult for it to regain compliance with the Nasdaq SmallCap Market continued listing standards and raises a substantial likelihood that its common stock may be delisted. In connection with The Network Connection's bankruptcy filing, trading in its common stock was halted on March 26, 2001 by Nasdaq pending its receipt and review of further information from The Network Connection regarding the bankruptcy. On April 10, 2001, The Network Connection provided the information requested to Nasdaq. To date, The Network Connection has not been notified by Nasdaq of the status of its review. In addition, The Network Connection received a letter dated December 22, 2000 from Nasdaq noting that it received a "going concern" opinion from its independent auditors and stating concern that it may not be able to sustain compliance with the continued listing requirements of The Nasdaq SmallCap Stock Market. On January 11, 2001, The Network Connection submitted to Nasdaq a letter and other materials as requested by Nasdaq in response to this letter detailing its plan and timetable to address the specific items which its independent auditors to issue the "going concern" opinion and for obtaining the extensive funding needed to fund operations over the next 12 months. To date, The Network Connection has not received a response from Nasdaq regarding its submission.

     If The Network Connection common stock is delisted, public trading, if any, would thereafter be conducted in the over-the-counter market in the so-called "pink sheets," or on the NASD's "Electronic Bulletin Board." Public trading of The Network Connection's common stock is currently halted on Nasdaq and we do not know when, if ever, it will resume. As a result, it currently is, and if delisted would continue to be , more difficult to dispose of, or even to obtain quotations as to the price of, The Network Connection common stock and the price, if any, offered for its common stock may be substantially reduced.

     FOR MORE INFORMATION RELATING TO THE BANKRUPTCY PETITION FILING BY AND OTHER RECENT EVENTS INVOLVING THE NETWORK CONNECTION, PLEASE REFER TO OUR CURRENT REPORTS ON FORM 8-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 8, 2001, MARCH 20, 2001, AND APRIL 5, 2001.


          WE HAVE RECEIVED LETTERS FROM NASDAQ REGARDING OUR FAILURE TO
                          MEET MAINTENANCE STANDARDS.

     We received a letter dated March 1, 2001 from Nasdaq stating that, based on our Form 10-QSB filed for the period ended December 31, 2000, the staff of Nasdaq determined that we no longer met the minimum $4,000,000 net tangible assets continued listing requirement of The Nasdaq National Market. On March 23,

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2001, we submitted to Nasdaq a letter and other materials as requested by Nasdaq in response to this letter detailing our plan and timetable to achieve and sustain compliance with all Nasdaq National Market listing requirements. To date, we have not received a response from Nasdaq regarding our submission.

     We also received a letter dated April 5, 2001 from Nasdaq stating that our Class A common stock had failed to maintain a minimum bid price of $1.00 over the preceding 30 consecutive trading days and as a result was not in compliance with the Nasdaq National Market maintenance standards. The letter states that if at any time before July 5, 2001, the bid price of our Class A common stock is at least $1.00 for a minimum of 10 consecutive trading days, Nasdaq staff will determine if we comply with the maintenance standard. If we are unable to demonstrate compliance with this maintenance standard on or before July 5, 2001, our Class A common stock will be delisted, subject to our right to appeal to a Nasdaq Listing Qualifications Panel. The letter notes that we may be delisted before July 5, 2001 for failure to maintain compliance with any other listing requirement for which we are currently on notice or which occurs in that period.

     Our Class A common stock is listed for trading on the Nasdaq National Market under the symbol "GTLL". A listed company may be delisted if it fails to maintain minimum levels of stockholders' equity, shares publicly held, bid price, number of stockholders or aggregate market value, or if it violates other aspects of its listing agreement. We currently do not satisfy certain continued listing standards. We are seeking additional capital and attempting to effect other equity transactions to, among other things, increase our net tangible assets. There can be no assurance that we will be able to raise this additional capital, or if we are able to raise additional capital it will be on terms satisfactory to us, or to effect other equity transactions currently under consideration. If we fail to satisfy the criteria for continued listing, our Class A common stock may be delisted.

     If our Class A common stock is delisted and we do not then qualify for a listing on a stock exchange or for quotation on the Nasdaq SmallCap Market, public trading, if any, would thereafter be conducted in the over-the-counter market in the so-called "pink sheets," or on the NASD's "Electronic Bulletin Board." In this event, it may be more difficult to dispose of, or even to obtain quotations as to the price of, our Class A common stock and the price, if any, offered for our Class A common stock may be substantially reduced.

     If our common stock is delisted from trading on the Nasdaq National Market and we do not then qualify for a listing on a qualified stock exchange or for quotation in the Nasdaq SmallCap Market, and the market price of our common stock is less than $5.00 per share, subject to certain exceptions, trading in our common stock would be subject to the requirements of Rule 15g-9 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Under this rule, broker/dealers who recommend such securities to persons other than established customers and accredited investors (generally institutions or high-net worth individuals) must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. The requirements of Rule 15g-9, if applicable, may affect the ability of broker/dealers to sell our securities and may also affect the ability of purchasers in this offering to sell their shares in the secondary market.

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     The Securities Enforcement Remedies and Penny Stock Reform Act of 1990 (the
"Penny Stock Rule") also requires additional disclosure in connection with any trades involving a stock defined as penny stock (any non-Nasdaq equity security that has a market price or exercise price of less than $5.00 per share, subject to certain exceptions). Unless exempt, the rules require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule prepared by the SEC explaining important concepts involving the penny stock market, the nature of such market, terms used in such market, the broker/dealer's duties to the customer, a toll-free telephone number for inquiries about the broker/dealer's disciplinary history and the customer's rights and remedies in case of fraud or abuse in the sale. Disclosure must also be made about commissions payable to both the broker/dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

                         FINANCIAL CONSULTING AGREEMENT

     We have entered into a financial consulting agreement with Equilink Capital Partners, LLC effective March 22, 2001, whereby we engaged Equilink to provide financial consulting services to us for a period of two years following that date. This financial consulting agreement provides that, in addition to the financial consulting services to be performed by Equilink, Equilink and certain of its affiliates shall purchase, in the aggregate, 1,700,000 shares of Class A common stock. The financial consulting agreement provides that the parties agree that the sum of the value of the services to be rendered thereunder and aggregate purchase price paid for the shares issued pursuant to the financial consulting agreement is equal to the greater of the book value or market value of those shares on the date of issuance. We intend to file a registration statement to register the shares of Class A common stock issued pursuant to the Financial Consulting Agreement.

                   FINANCIAL ADVISORY AND CONSULTING AGREEMENT

     We have entered into a financial advisory and consulting agreement as of April l2, 2001 with Equilink and National Securities Corporation wherein Equilink engages National as its advisor to aid Equilink in providing us with consulting services under the financial consulting agreement with Equilink. The term of the financial advisory and consulting agreement is until April 12, 2002. In consideration for its services, we issued a warrant to National exercisable for five years for 100,000 shares of Class A common stock for an exercise price of $1.00 per share. We also agree to pay customary fees and compensation to National if Equilink desires National to provide merger/acquisition advice relating to us and we consummate a business combination during the term of the financial advisory and consulting agreement. National may terminate the financial advisory and consulting agreement upon 5 days notice upon certain adverse changes to Equilink's or our business, misrepresentations by Equilink or us as to our business or breaches by Equilink or us of the financial advisory and consulting agreement. National may retain its warrant upon any such termination and receive compensation for services rendered. We and Equilink agree to indemnify National for any liabilities arising out of its engagement, subject to certain exceptions. We intend to file a registration statement to register the shares of Class A common stock issuable upon the exercise of the warrant issued pursuant to the financial advisory and consulting agreement.

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                     PRIVATE EQUITY LINE OF CREDIT AGREEMENT

     We have entered into a private equity line of credit agreement dated March 28, 2001 with Equilink Capital Partners, LLC. The private equity line of credit agreement gives us certain rights in the two year investment period following the effective date of a registration statement covering the shares issuable in connection with the private equity line of credit and related warrants in certain circumstances and on certain conditions to exercise a put right to require Equilink to purchase shares of our Class A common stock and gives Equilink the option, in the event we exercise our put right and under certain conditions, to exercise a call right to require us to sell them additional shares. The purchase price with respect to these shares is calculated with respect to a discount to the then current market price. The investment period terminates on the earlier of the date (i) 5,000,000 shares of our Class A common stock are issued pursuant to our put rights under the private equity line of credit agreement, subject to the 19.9% limitation discussed below, (ii) the aggregate purchase price paid by Equilink to purchase shares pursuant to the private equity line of credit agreement equals $25 million or (iii) the two year investment period ends. In addition, warrants to purchase 400,000 shares of Class A common stock, in the aggregate, were issued to Equilink and its affiliate in connection with the private equity line of credit. These warrants are exercisable over the next five years at a price of $1.00 per share, which price may be adjusted from time to time under certain antidilution provisions.

     We may not make any issuances of our Class A common stock in connection with the private equity line of credit agreement and related warrants if that issuance would result in the issuance of a number of shares in excess of 19.9% of the number of shares of Class A common stock issued and outstanding on the effective date of the private equity line of credit agreement unless we obtain prior stockholder approval in accordance with Nasdaq rules.

     Nasdaq has established certain rules regarding the issuance of "future priced securities." These rules may apply to shares issued pursuant to the private equity line of credit agreement we have entered into with Equilink because the number of shares of our securities issuable pursuant to the private equity line of credit agreement is based upon a future price of our securities and may be less than the greater of book value or market value. Nasdaq's concerns regarding these securities include the following:

     Stockholders must approve significant issuances of listed securities at a discount to market or book value. Nasdaq rules prohibit an issuer of listed securities from issuing 20% or more of its outstanding capital stock at less than the greater of book value or then current market value without obtaining prior stockholder consent.

     Nasdaq may terminate the listing of a security if necessary to prevent fraudulent and manipulative acts and practices or to protect investors and the public interest. With respect to future priced securities, Nasdaq has indicated that it may delist a security if the returns with respect to the future priced security become excessive compared to the returns being earned by public investors in the issuer's securities.

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     We did not obtain stockholder consent prior to entering into the private equity line of credit agreement. We believe the private equity line of credit agreement contains certain limitations on the number of shares of the Class A common stock that may be issued under that agreement so that it does not violate these Nasdaq rules.

     We intend to file registration statements to register at least 5,400,000 shares of our Class A common stock issuable under the private equity line of credit agreement and related warrants. Purchasers of Class A common stock could experience substantial dilution of their investment as a result of purchases under and other issuances relating to the private equity line of credit agreement.

     As previously described, we intend to file registration statements to register the 1,700,000 shares of Class A common stock issued pursuant to the financial consulting agreement, 100,000 shares of Class A common stock issuable upon the exercise of the warrant issued pursuant to the financial advisory and consulting agreement and at least 5,400,000 shares of Class A common stock issuable pursuant to the private equity line of credit agreement and related warrants. As of April 30, 2001, 1,598,178 shares of Class A common stock were reserved for issuance upon conversion of our Series D preferred stock (described below) and 225,925 shares of Class A common stock were reserved for issuance upon the exercise of warrants held by Advantage and Koch described below. As of April 30, 2001, approximately 1,957,175 shares of Class A common stock were reserved for issuance upon exercise of our outstanding warrants and options other than those previously described. At April 30, 2001, there were 13,388,012 shares of Class A common stock outstanding. Of these outstanding shares, 9,270,680 were freely tradable without restriction under the Securities Act unless held by affiliates.

         GLOBAL ENTERS INTO SETTLEMENT AGREEMENT WITH ADVANTAGE AND KOCH

     We recently entered into a settlement agreement with Advantage Fund II Ltd. and Koch Investment Group, Ltd. Between February 2000 and October 2000, Advantage and Koch made investments in Global totaling, in the aggregate, $21 million.

SERIES C 5% CONVERTIBLE STOCK TRANSACTIONS

     The first investment by Advantage and Koch in Global occurred on February 16, 2000 when Advantage and Koch purchased an aggregate of $10 million of our Series C 5% Convertible Preferred Stock and warrants to purchase Class A common stock in a private placement transaction. Advantage and Koch received 600 and 400 shares, respectively, of Series C preferred stock convertible into our Class A common stock. In addition, Advantage received warrants to acquire 60,555 shares of our Class A common stock and Koch received warrants to acquire 40,370 shares of our Class A common stock, which expire on February 15, 2005. Advantage subsequently converted 50 shares of its Series C preferred stock into 100,365 shares of Class A common stock and resold 11,200 of these shares. Koch subsequently converted 100 shares of Series C preferred stock into 199,772,

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shares of Class A common stock and resold these shares and also converted an additional 50 shares of Series C preferred stock into 99,886 shares of Class A common stock. As described below, the settlement agreement entered into among us, Advantage and Koch provided for the exchange by Advantage and Koch of all their shares of Series C preferred stock for shares of our Series D convertible preferred stock.

     As long as our Class A common stock is listed for trading on Nasdaq, we may not issue on conversion of the Series C preferred stock, the Series D preferred stock and exercise of the related warrants more than 19.999% of the outstanding Class A Common Stock immediately prior to the sale of the Series C preferred stock without obtaining prior stockholder approval in order to comply with Nasdaq listing requirements. Prior to the exchange of all outstanding shares of Series C preferred stock for Series D preferred stock, 200 shares of Series C preferred stock had been converted into 400,023 shares of Class A common stock, in the aggregate. The Series D preferred stock has a fixed conversion price so that the maximum aggregate number of shares issuable upon the full conversion of all of the 800 shares of Series D preferred stock is 1,598,178 shares. The number of shares of Class A common stock issuable under the related warrants is 100,925 shares, so that the sum of these shares, those underlying the shares of Series D preferred stock and those previously issued upon conversion of the Series C preferred stock is 2,099,126 shares of Class A common stock which is less than the limit previously set by this 19.999% limitation of 2,159,595 shares.

SECURED CONVERTIBLE NOTES TRANSACTION

     On June 8, 2000, Advantage and Koch purchased an aggregate of $4 million of secured convertible notes from us in a private placement transaction. We subsequently redeemed $3 million of the aggregate principal amount of the notes for a total redemption cost of approximately $3.4 million, the issuance of certain warrants and the issuance to Advantage of, in the aggregate, 62,500 shares of our Class A common stock. Advantage subsequently resold the shares issued to it in connection with the redemption. The warrants issued in connection with the redemption are exercisable for, in the aggregate, 125,000 shares of our Class A common stock and expire on July 7, 2004. Koch converted the remaining $1 million of the secured convertible notes into 500,000 shares of our Class A common stock and subsequently resold these shares. Thus, these secured convertible notes were satisfied in full and cancelled as of October 25, 2000.

     As long as our Class A common stock is listed for trading on Nasdaq, we may not, without obtaining prior stockholder approval in order to comply with Nasdaq listing requirements, issue in connection with the conversion or redemption of the notes and exercise of the related warrants more than 2,065,000 shares of our Class A Common Stock (approximately 19.999% of the outstanding Class A Common Stock immediately prior to the sale of the secured convertible notes). As of the date hereof, the secured convertible notes have been redeemed or converted for, in the aggregate, (a) warrants exercisable for 125,000 shares of Class A common stock and (b) 562,500 shares of Class A common stock (all of these 562,500 shares have subsequently been resold).

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SETTLEMENT AGREEMENT

     On October 3, 2000, Advantage and Koch purchased an additional $7 million of our secured convertible notes (the "October Notes"). These notes were secured by a pledge of 866,538 shares of common stock of U.S. Wireless Corporation owned by us. A dispute between us and Advantage and Koch arose regarding our obligation under the terms of the stock pledge agreement executed and delivered in connection with issuance of the October Notes to maintain collateral coverage levels and, in the event that such coverage levels were not met, that we deliver additional shares of our U.S. Wireless Corporation common stock so as to maintain certain required collateral coverage.

     Advantage and Koch ultimately filed a complaint and obtained a temporary restraining order prohibiting us and our chairman and chief executive officer from selling, conveying, pledging or otherwise transferring any shares of our U.S. Wireless common stock until resolution of the matters covered in the complaint and dissolution of the temporary restraining order.

     Ultimately, we and Advantage and Koch agreed to resolve our differences pursuant to a settlement agreement that provides in general for the following:

     * We transferred ownership of an aggregate of 1,380,000 shares of our U.S. Wireless common stock to Advantage and Koch in return for the October Notes and related stock pledge agreement being deemed satisfied in full and canceled.

     * We exchanged one share of our newly authorized Series D convertible preferred stock for each outstanding share of Series C preferred stock then held by Advantage and Koch. Advantage and Koch exchanged 550 and 250 shares, respectively, of Series C preferred stock for Series D preferred stock. This constituted all of the outstanding shares of Series C preferred stock. The Series D preferred stock differs from the terms of the Series C preferred stock in a number of respects. All accrued and unpaid dividends on the Series C preferred stock were cancelled pursuant to the settlement agreement. The Series D preferred stock does not accrue dividends. The Series D preferred stock conversion price per share of our Class A common stock is fixed at $5.0057 and further adjustment of the conversion price is limited to certain capital changes and distributions. As a result, the number of shares of our Class A common stock issuable upon conversion of the remaining 800 shares of Series D preferred stock is fixed at, in the aggregate, 1,598,178 shares, subject to certain adjustment provisions and limitations on conversions. The Series D preferred stock does not have the automatic conversion of the Series C preferred stock, the liquidation preference of the Series C preferred stock, the mandatory redemption right of holders of our Series C preferred stock upon certain triggering events and the requirement of the approval of the holders of a majority of the then outstanding Series C preferred stock for us to authorize or create any class of stock ranking senior or pari passu to the Series C preferred stock or to increase our authorized preferred stock. The other terms of the Series D preferred stock are substantially similar to those of the Series C preferred stock. Our Registration Statement No. 333-32772 is supplemented so that, instead of registering for resale the number of shares of our Class A common stock issuable upon conversion of our Series C preferred stock previously registered thereby, such registration

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          statement now registers for resale such number of shares of our Class
          A common stock issuable upon conversion of our Series D preferred stock. The Settlement Agreement provides that we register any unregistered shares of Class A common stock underlying the Series D preferred stock held by Advantage and Koch. Advantage and Koch agree to vote all Class A common stock owned by them in accordance with the instructions of our board of directors.

     * We issued unsecured, non-convertible notes to Advantage (in the principal amount of $4.8 million) and Koch (in the principal amount of $3.2 million).

     * The warrants held by Advantage and Koch have been re-priced so that the exercise prices thereof equal $1.58, 115% of the closing bid price on January 30, 2001.

     * The complaint has been dismissed with prejudice and the temporary restraining order has been dissolved.

     *    Advantage and Koch exchanged mutual releases with us.

     FOR MORE INFORMATION RELATING TO THE SETTLEMENT AGREEMENT AMONG GLOBAL, ADVANTAGE AND KOCH AND THE TRANSACTIONS CONTEMPLATED BY THE SETTLEMENT AGREEMENT, PLEASE REFER TO OUR CURRENT REPORTS ON FORM 8-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 20, 2001 AND MAY 2, 2001.

                                    LIQUIDITY

     At December 31, 2000, we had cash and cash equivalents, and short-term investments, of approximately $11.6 million, of which approximately $9.7 million represented our investment in U.S. Wireless. At April 24, 2001, we had cash and cash equivalents, and short-term investments of approximately $1.2 million, substantially all of which represented our investment in 592,100 shares of common stock of U.S. Wireless, which is classified as an investment available for sale and carried at fair market value. As of April 30, 2001, the closing price per share of U.S. Wireless common stock was $2.47. The carrying value of this investment is subject to future fluctuations in the market price of U.S. Wireless common stock.

     At December 5, 2000, we owed an outstanding balance of approximately $840,000 on our credit facility with Merrill Lynch, which was secured by a pledge of 777,500 shares of our U.S. Wireless common stock and a $646,000 Treasury Bill pledged for our benefit by our Chairman and Chief Executive Officer. From March 27, 2001 to April 24, 2001, we sold 185,400 of the pledged shares of our U.S. Wireless common stock pursuant to an arrangement with Merrill Lynch whereby half of the proceeds of such sales went to reduce the balance of the credit facility and the remaining proceeds went to us. After applying the proceeds of the vast majority of these sales in accordance with this arrangement, we have reduced the outstanding balance of the credit facility to $646,000 as of April 24, 2001. Merrill Lynch has tentatively agreed that once it verifies that the outstanding balance of the credit facility is covered by the value of the pledged Treasury Bill, it will release our remaining pledged shares of U.S. Wireless common stock. Accordingly, further sales by us of our U.S. Wireless common stock will inure solely to our benefit.

     We have been selling, and expect to continue to sell, shares of U.S. Wireless Corporation common stock to fund our operations. We are also seeking to contribute certain lottery equipment consisting of a network operating center, approximately 2,200 lottery terminals and approximately 3,000 radio pads to a gaming venture, or to sell such equipment. As of December 31, 2000, we carried these items on our books at $5.7 million, but give no assurance that we will be successful in finding a venture to which to contribute them, or be able to sell any of the equipment, or, if we do, that we will receive an amount equal to or greater than book value. We anticipate that any proceeds from the sale of these assets would be used to fund operations.

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
     Additionally, we have entered into a private equity line of credit agreement with Equilink, as described above, pursuant to which we may have the opportunity to raise up to $25.0 million through sales of our Class A common stock, after certain conditions have been satisfied, including effectiveness of a registration statement regarding the resale of any shares so sold and our continued listing on any of the Nasdaq National Market, the Nasdaq SmallCap Market or certain national exchanges. Based on the closing price of our stock on April 26, 2001, assuming all the conditions to selling the maximum number of shares of Class A common stock pursuant to puts under the private equity line of credit agreement were satisfied, we would receive proceeds of approximately $1.5 million. We would only be able to receive proceeds of $25.0 million pursuant to the private equity line of credit agreement in the event the market price of our Class A common stock increased to $5.68 or greater.

     We believe that we have sufficient cash and cash equivalents, and short-term investments, to satisfy our cash requirements for the next five to eight months, and, if we are able to generate proceeds from the sale of our lottery equipment and/or pursuant to the private equity line of credit agreement, that our cash requirements will be satisfied for the next 12 months.

                                   ----------

THIS SECOND SUPPLEMENT DOES NOT CONSTITUTE A COMPLETE PROSPECTUS AND SHALL NOT BE CONSIDERED AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES OF OUR CLASS A COMMON STOCK TO WHICH IT RELATES. REFERENCE IS MADE TO THE ORIGINAL PROSPECTUS, AS SUPPLEMENTED BY THE FIRST SUPPLEMENT AND THIS SECOND SUPPLEMENT, FOR INFORMATION WITH RESPECT TO GLOBAL AND THE SHARES OF CLASS A COMMON STOCK OFFERED THEREBY.

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